Exhibit (a)(5)(xxiii)

bhpbilliton

resourcing the future


A future
together

Saskatchewan's Potash Heritage.

BHP Billiton understands the important role that potash has played in the history and success of Saskatchewan.

We think the current management of PotashCorp has drifted from its Saskatchewan roots, and if our offer for PotashCorp is successful, we will bring the company back to the province and include the word "Saskatchewan" in its name.

BHP Billiton can create a stronger potash business that will help ensure that Canada is at the centre of the global potash industry for decades to come.

BHP Billiton and Saskatchewan. A future together.

Learn more about us at bhpbilliton.com